Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

           Attention Business Editors:
           Claude Resources Intercepts 1.81 oz/t over 4 Feet in the 8 Zone at
           Madsen Deep

           <<
           "Extends 8 Zone Mineralization 450 Feet Down Plunge"

           TSX - CRJ
           NYSE Amex - CGR
           >>

           SASKATOON, June 29 /CNW/ - Claude Resources Inc. (TSX-CRJ; NYSE Amex-CGR)
today reported new drill results from its 8 Zone underground drill program at the Madsen Project, Red Lake, Ontario. Drilling continues to demonstrate down plunge continuity of the 8 Zone as well as confirming the high grade nature of the system, with all five holes completed to date having intercepted significant amounts of visible gold.

           <<
           Hole ID        From        Au       Length      Au      Length      VG
                           (m)     (oz/ton)     (ft)      (g/t)      (m)      Noted
           -------------------------------------------------------------------------
           MUG-09-05(x)  943.51      0.71       11.45     24.30     3.39        X
            (incl)                   1.81       4.00      62.09     1.22        X
           -------------------------------------------------------------------------
           MUG-08-01     883.00      3.71       2.46     127.12     0.75        X
           -------------------------------------------------------------------------
           MUG-09-02b    891.25      0.63       1.48      21.52     0.45        X
           -------------------------------------------------------------------------
           MUG-09-03     915.40      0.97       8.17      33.39     2.49        X
            (incl)                   1.70       4.10      58.18     1.25        X
           -------------------------------------------------------------------------
           MUG-09-04     909.55      0.75       25.92     25.77     7.90        X
            (incl)                   4.14       3.12     141.80     0.95        X
           -------------------------------------------------------------------------
           (x) New assay results. Note that hole MUG-09-05 was lost while within 8
               Zone mineralization.
           >>

           Claude launched Phase 1 of the underground program, from the 10th level in December 2008, targeting the 8 Zone system. The program is designed to test the plunge and strike extensions of the 8 Zone as well as conceptual targets along the 8 Zone shear system. The assays reported today confirm the high grade mineralization 450 feet down plunge of historic mine infrastructure. The system remains open down-plunge and along strike.
           "Drilling to date has been slower than anticipated due to the necessity of wedging and directional drilling as well as challenging drilling conditions. That being said, we are extremely pleased with these results, they demonstrate the tenor of the system and potential of the Madsen Property as a whole," stated Brian Skanderbeg, Vice-President Exploration, Claude Resources
Inc.
           The Company added a surface drill rig with 6,000 foot depth capacity. The first priority of the surface program is to focus on testing the up-plunge and western strike extension of the 8 Zone. Drilling was initiated in early-June and is progressing well.
           The Company is preparing a NI 43-101 technical report on the Madsen project. The report is schedule to be completed by the fourth quarter of this year. The Madsen project has a historic non-compliant, NI43-101 resource of
483,000 ounces with a grade of 0.29 oz/t.
           The 10,000 acre, Madsen project is 100% owned by Claude Resources Inc and encompasses four past-producing mines. This advanced exploration property contains extensive infrastructure including a 500 tonne per day mill with expansion capacity, a permitted tailings management facility and a five compartment 4,000 foot operating shaft. Total recorded historic production for the Madsen Mine is 2.4 million ounces at an average recovered grade of 0.283 oz/ton.
           A Madsen property location map, schematic cross section, 8 Zone longitudinal section showing current and historic drilling as well as core photographs are available on Claude's website www.clauderesources.com.
           Brian Skanderbeg, P.Geo. and M.Sc., Claude's Vice-President Exploration,
is the Qualified Person who has reviewed and approved this news release. Drill core was halved and samples averaging 1.0 to 1.5 meters were submitted to
Accurassay Laboratories in Thunder Bay, Ontario, an ISO approved facility.
Rigorous quality assurance and quality control procedures have been implemented including the use of blanks, standards and duplicates (1 in 20 samples). Core samples were analyzed by a 30 gram gold fire assay with an atomic absorption, conventional gravimetric and/or screen fire techniques.
Intercepts are reported as drilled widths and interpreted to vary between 70%
to 85% of true widths. Composites were calculated using a 3 g/tonne cut-off and may include internal dilution.
           Claude Resources Inc. is a public company based in Saskatoon,
Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR). Claude is a gold exploration and mining company. The Company also owns producing oil and natural gas assets. The
Company's entire asset base is located in Canada. Since 1991, Claude has produced approximately 840,000 ounces of gold from its Seabee mining operation in northeastern Saskatchewan. The Company also owns 100% of the 10,000 acre
Madsen property in the prolific Red Lake gold camp of northwestern Ontario.

           CAUTION REGARDING FORWARD-LOOKING INFORMATION

           This Press Release may contain statements which constitute
`forward-looking', including statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company. The words "may", "would", "could", "will",
"intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the
Company's future business activities may differ materially from those in the forward-looking statements as a result of various factors. Such risks, uncertainties and factors are described in the periodic filings with the
Canadian securities regulatory authorities, including the Company's Annual
Information Form and quarterly and annual Management's Discussion & Analysis, which may be viewed on SEDAR at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

           %SEDAR: 00000498E          %CIK: 0001173924

           /For further information: Brian Skanderbeg, Vice President Exploration,
Claude Resources Inc., Phone: (306) 668-7505; or Neil McMillan, President &
CEO, Claude Resources Inc., Phone: (306) 668-7505, Email:
clauderesources(at)clauderesources.com, Website: www.clauderesources.com/
           (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 12:53e 29-JUN-09